6-10-03

SECU  MMISSION

03054213

OMB Number 3235-0123
Expires: September 30, 1998
Estimated average burden
hours per response ... 12.00

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 2 2003
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51667

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 6/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Equinox Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

654 Madison Ave
(No and Street)

New York (City) New York (State) 10021 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carl Goodman 212-509-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lazar Levine & Felix LLP
(Name - if *individual, state last, first, middle name*)

350 Fifth Ave (Address) New York (city) New York (State) 10118 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Carl Goodman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equinox Securities, LLC, as of June 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Notary Public



Signature

Financial and Operations Principal

Title

HOWARD SPINDEL
Notary Public, State of New York
No. 01SP4787941
Qualified in Nassau County
Commission Expires Sept. 30, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Member's Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EQUINOX SECURITIES LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

FOR THE EIGHTEEN MONTH PERIOD FROM JANUARY 1, 2001 THROUGH JUNE 30, 2002

Lazar Levine & Felix LLP
Certified Public Accountants & Business Consultants

EQUINOX SECURITIES LLC

FOR THE EIGHTEEN MONTH PERIOD FROM JANUARY 1, 2001 THROUGH JUNE 30, 2002

- INDEX -



Lazar Levine & Felix LLP

Certified Public Accountants & Business Consultants

350 Fifth Avenue - Suite 6820
New York, NY 10118-0170
(212) 736-1900
Fax (212) 629-3219

www.lazarcpa.com

629 Parsippany Road
Parsippany, NJ 07054
(973) 428-3200
Fax (973) 428-6868

INDEPENDENT AUDITORS' REPORT

Board of Directors
Equinox Securities LLC
New York, New York

We have audited the accompanying statement of financial condition of Equinox Securities LLC as of June 30, 2002 and the related statements of income and changes in member's equity and cash flows for the eighteen month period from January 1, 2001 through June 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Equinox Securities LLC, as of June 30, 2002 and the results of their operations and their cash flows for the eighteen month period from January 1, 2001 through June 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the same auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



LAZAR LEVINE & FELIX LLP

New York, New York
July 12, 2002

EQUINOX SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2002

- ASSETS -

CASH AND CASH EQUIVALENTS	$ 22,691
INVESTMENTS-NON MARKETABLE	33,100
COMMISSIONS RECEIVABLE	23,840
	$ 79,631

- LIABILITIES AND MEMBER'S EQUITY -

DUE TO PARENT	$ 2,000
COMMITMENT AND CONTINIGENCIES	-
MEMBER'S EQUITY	77,631
	$ 79,631

The accompanying notes are an integral part of these financial statements.

EQUINOX SECURITIES LLC
STATEMENT OF INCOME
FOR THE EIGHTEEN MONTH PERIOD FROM JANUARY 1, 2001 THROUGH JUNE 30, 2002

REVENUES	$ 23,840
OPERATING EXPENSES:	
Miscellaneous expenses	25
INCOME FROM OPERATIONS	23,815
OTHER INCOME:	
Interest Income	379
INCOME BEFORE PROVISION FOR INCOME TAXES	24,194
Provision for income taxes	-
NET INCOME	$ 24,194

The accompanying notes are an integral part of these financial statements.

EQUINOX SECURITIES LLC
STATEMENT OF MEMBER'S EQUITY
FOR THE EIGHTEEN MONTH PERIOD FROM
JANUARY 1, 2001 THROUGH JUNE 30, 2002

	Member's Contributions	Accumulated Deficit	Total
MEMBER'S EQUITY, AT BEGINNING OF PERIOD	$ 24,223	$ (3,886)	$ 20,337
Member's contributions	33,100	-	33,100
Net Income	-	24,194	24,194
MEMBER'S EQUITY, AT END OF PERIOD	$ 57,323	$ 20,308	$ 77,631

The accompanying notes are an integral part of these financial statements.

Lazar Levine & Felix LLP
Certified Public Accountants & Business Consultants

EQUINOX SECURITIES LLC
STATEMENT OF CASH FLOWS
FOR THE EIGHTEEN MONTH PERIOD FROM JANUARY 1, 2001 THROUGH JUNE 30, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 24,194
Changes in assets and liabilities:	
(Increase) in prepaid expenses and other current assets	(23,840)
Net cash flows provided by operating activities	354
CASH FLOWS FROM FINANCING ACTIVITIES:	
Increase in due to parent	2,000
Net cash provided by financing activities	2,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	2,354
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	20,337
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 22,691
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid during the year:	
Interest paid	$ -
Income taxes	-

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

During the eighteen months period ended June 30, 2002, the Company's due to parent aggregating $33,100 was converted to member's equity (See also Note 3).

The accompanying notes are an integral part of these financial statements.

EQUINOX SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE EIGHTEEN MONTH PERIOD FROM
JANUARY 1, 2001 THROUGH JUNE 30, 2002

NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION:

Equinox Securities, LLC ("the Company"), a wholly owned subsidiary of Equinox Holdings USA, Inc, is a broker-dealer registered with the Securities Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD").

Equinox Securities LLC is engaged in the business of private placements and related investment banking activities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Company's accounting policies are in accordance with accounting principles generally accepted in the United States of America. Outlined below are those policies that are considered particularly significant.

(a) Change in Fiscal Year:

Effective June 30, 2002, the Company changed its fiscal year-end from December 31 to June 30.

(b) Concentration of Credit Risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and commissions receivable.

Cash and commissions receivable potentially expose the Company to concentration of credit risk, as defined by Statement of Financial Accounting Standard No. 105 *"Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentration of Credit Risk."* The Company believes its risks are minimal due to its constant monitoring of its balances.

(c) Use of Estimates:

To prepare financial statements in accordance with accounting principles generally accepted in the United States of America, management makes certain estimates and assumptions, where applicable, that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. While actual results could differ from those estimates, management does not expect such variances, if any, to have a material effect on the financial statements.

(d) Cash Equivalents:

The Company defines cash equivalents as all short-term, highly liquid investments with original maturity dates less than 90 days.

EQUINOX SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE EIGHTEEN MONTH PERIOD FROM
JANUARY 1, 2001 THROUGH JUNE 30, 2002

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

(e) ***Revenue Recognition:***

Revenues from commissions are billed and recognized when private placements are completed and commissions are earned.

(f) ***Fair Value of Financial Instruments:***

The carrying amounts of the Company's assets and liabilities approximate fair value because of the short-term maturities of these items. The Company values its securities owned, which not readily marketable, at fair market value as determined by management of the Company.

(g) ***Income Taxes:***

Equinox Securities LLC is a limited liability company, treated as a disregarded entity pursuant to IRC section 7701, and accordingly does not incur income taxes. Instead, its earnings and losses are included in its parent's corporate tax filings for both federal and state purposes.

Pursuant to the City of New York, Department of Finance Memorandum 99-1 dated October 21, 1999, entities having a single owner that elect to be disregarded and treated as a branch or sole proprietorship will be similarly treated for New York City tax purposes.

(h) ***Recent Accounting Pronouncements:***

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141, "*Business Combinations*" ("SFAS 141") and Statement of Financial Accounting Standards No. 142, "*Goodwill and Other Intangible Assets*" ("SFAS 142"). SFAS 141 requires all business combinations to be accounted for using the purchase method of accounting and is effective for all business combinations completed after June 30, 2001. The adoption of this standard did not have a material effect on the Company's operating results or financial condition. SFAS 142 requires goodwill to be tested for impairment under certain circumstances, and written-off when impaired, rather than being amortized as previous standards required. Furthermore, SFAS 142 requires purchased intangible assets to be amortized over their estimated useful lives unless these lives are determined to be indefinite. SFAS 142 is effective for fiscal years beginning after December 15, 2001. The adoption of SFAS 142 will have no impact on the Company's operating results and financial condition at this time.

EQUINOX SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE EIGHTEEN MONTH PERIOD FROM
JANUARY 1, 2001 THROUGH JUNE 30, 2002

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

(h) Recent Accounting Pronouncements (Continued):

On October 3, 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "*Accounting for the Impairment or Disposal of Long-Lived Assets*" (SFAS 144"), that is applicable to financial statements issued for fiscal years beginning after December 15, 2001. The FASB's new rules on asset impairment supersede SFAS 121, "*Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.*" and portions of Accounting Principles Board Opinion 30, "Reporting the Results of Operations." This Standard provides a single accounting model for long-lived assets to be disposed of and significantly changes the criteria that would have to be met to classify an asset as held-for-sale. Classification as held-for-sale is an important distinction since such assets are not depreciated and are stated at the lower of fair value and carrying amount. This Standard also requires expected future operating losses form discontinued operations to be displayed in the period(s) in which the losses are incurred, rather than as of the measurement date as presently required. The adoption of SFAS 144 had no impact on the Company's operating results financial position.

NOTE 3 - DUE TO PARENT:

The Company receives monies advanced from Equinox Holdings USA, Inc. for working capital and operations. This advance is currently non-interest bearing. Equinox Holdings USA, Inc. also provides office space, services and other expenses to Equinox Securities, LLC at no cost pursuant to a service agreement. In addition, during the eighteen month period ended June 30, 2002, Equinox Holdings USA, Inc. paid on behalf of the Company $29,800 for the purchases of non-marketable securities. At June 30, 2002, due to parent of $33,100 was converted to member's capital. The net outstanding amount due to parent as of June 30, 2002, after the conversion, was $2,000.

Management of Equinox Holdings USA, Inc. and its ultimate parent Equinox Capital Limited (UK), anticipate that they will continue to provide sufficient financial resources to enable the Company to remain in operation until they become self sufficient.

NOTE 4 - NET CAPITAL REQUIREMENTS:

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital in the amount of $5,000, in addition, the Company's aggregate indebtedness cannot exceed fifteen times the Company's net capital, as defined. At June 30, 2002, the Company had net capital of $20,691 which was $15,691 in excess of its minimum required net capital of $5,000 and aggregate indebtedness of only $2,000.

EQUINOX SECURITIES LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1(a)(2) OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2002
SCHEDULE I

NET CAPITAL:		
Total member's capital		$ 77,631
Deductions and charges:		
Non allowable assets-non -marketable securities	$ 33,100	
-commission receivable	23,840	56,940
Net capital		$ 20,691
AGGREGATE INDEBTEDNESS:		
Due to parent		$ 2,000
Total aggregate indebtedness		$ 2,000
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required		$ 5,000
Excess net capital		$ 15,691
Ratio: Aggregate indebtedness to net capital		.0967

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5:

There were no material differences between this computation of net capital and the corresponding computation prepared by Equinox Securities LLC and included in its unaudited Focus Report - Part II A, as of the same date.

EQUINOX SECURITIES LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2002
SCHEDULE II

EXEMPTION FROM RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 (k) (2) (i):

The Company is exempt from reserve requirements for broker-dealers pursuant to Rule 15c3-3 sub-paragraph (k) (2) (i).



Lazar Levine & Felix LLP
Certified Public Accountants & Business Consultants

350 Fifth Avenue - Suite 6820
New York, NY 10118-0170
(212) 736-1900
Fax (212) 629-3219
www.lazarcpa.com

629 Parsippany Road
Parsippany, NJ 07054
(973) 428-3200
Fax (973) 428-6868

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
Equinox Securities LLC
New York, New York

In planning and performing our audit of the financial statements of Equinox Securities LLC as of and for the eighteen month period ended June 30, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Equinox Securities LLC that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13, (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002 to meet the Commission's objectives.

This report is intended for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



LAZAR LEVINE & FELIX LLP

New York, New York
July 12, 2002